SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

6BWorld Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2010

List of Exhibits:

1.	News Release entitled, “CNH Hosts Racine Visit of US Export-Import Bank Chairman”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

February 17, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Ralph Traviati                    News and Information                    (630) 887-2345

CNH Hosts Racine Visit of US Export-Import Bank Chairman

RACINE, WI — (February 16, 2010) — Case New Holland (CNH) today hosted the Chairman of The U.S. Export-Import Bank (Ex-Im Bank), Fred Hochberg, at its Racine, WI tractor plant, where 40% of its manufactured tractors were exported in 2009.

Ex-Im Bank is the official export credit agency of the United States and its mission is to assist in financing the export of U.S. goods and services to international markets. For more than 70 years it has supported over $400 billion of U.S. exports, primarily to developing markets worldwide. In 2009, the Bank experienced its best year ever as it provided over $21 billion in support for U.S. businesses and this year it is already well ahead of that number having tripled its volume of activity in the first quarter.

CNH CEO Harold Boyanovsky highlighted the business significance of the event, “CNH already exports over 25% of the machines it produces in the U.S. and with the help of Ex-Im Bank we aim to increase our international business and, with that, create new U.S. jobs — both at CNH and at our supplier-partners around the country.”

Boyanovsky also used the event to showcase CNH’s award-winning employee trade education campaign (www.cnhtrade.com) and to thank the 1,375 supplier-partners in 43 states, who all together employ more than 570,000 people to bring CNH equipment to the market.

“I am delighted to tour Case New Holland’s plant today that manufactures world class agricultural equipment. Ex-Im Bank’s support of the growth of exports from CNH’s Racine plant and throughout the United States will help to achieve President Obama’s goal of doubling exports over the next five years,” Hochberg said.

“We are honored to host the Chairman today in Racine. Ex-Im Bank supports great jobs in the U.S. like the jobs we have here at CNH and those of our supplier-partners,” said Joseph Samora, CNH’s head of government and external affairs, who recently was appointed to the 2010 Ex-Im Bank Advisory Committee.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com